UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON SEPTEMBER 17th, 2026

DATE, TIME AND PLACE: September 17th, 2026, at 10.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Mr. Walmir Urbano Kesseli, Chairman of Fiscal Council, and Mr. Elias de Matos Brito and Mrs. Heloisa Belotti Bedicks, Regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Luciene Rodrigues Abrão Pandolfo, Secretary, also attended the meeting.

AGENDA: (1) Evaluation of the payment proposal of the Company’s interest on shareholders’ equity (“IE”); (2) Presentation on actions to control tax contingencies related to FUST–FUNTTEL; and (3) Presentation on statistics, evolution, and activities related to the Company’s Whistleblowing Channel.

CLARIFICATIONS AND RESOLUTIONS: Initially, it was noted that item (1) of the Agenda was considered at a joint meeting with the Company’s Statutory Audit Committee (“CAE”). Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Evaluation of the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of the Mr. Gustavo Baptista Alves, representative of the Tax Services area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$515,000,000.00 (five hundred fifteen million reais) at R$0.2166801148 (zero point two, one, six, six, eight, zero, one, one, four, eight cents) of gross value per share; (ii) payment will be made until January 22, 2027, without the application of any monetary restatement index; (iii) shall be considered the date September 22nd, 2026, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

September 17th, 2026

After the clarifications provided, the members of the Fiscal Council thanked and expressed their favorable opinion on the management proposal.

(2) Presentation on actions to control tax contingencies related to FUST–FUNTTEL.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of Mr. Gustavo Alves, a representative from the Tax Services area, presented the Company’s measures for controlling and monitoring tax contingencies, with a focus on cases related to FUST and FUNTTEL. Initially, the results of initiatives to reduce tax contingencies through tax settlement programs and tax amnesties were presented, as well as the measures adopted to reduce the backlog of low-value cases and to address long-standing cases.

Next, the evolution of the FUST and FUNTTEL related tax liability was presented, including the breakdown of cases by filing date, number of cases, amounts involved, and risk classification. It was noted that the disputes are primarily related to the levying of taxes on interconnection revenues and have precedents favorable to the Company, remaining under continuous monitoring by the tax area.

The main initiatives for managing tax contingencies were presented, involving tax settlements and amnesties, the monitoring of low-value cases, the handling of long-standing cases, and the monitoring of the Company’s key tax disputes.

Finally, the members of the Fiscal Council highlighted the significance of the contingent liability related to FUST and FUNTTEL, requesting periodic monitoring through specific updates on the matter during the Company’s quarterly presentation of tax contingencies.

After the clarifications, the CF members thanked the information provided and acknowledged the measures adopted by the Company to manage and monitor tax contingencies.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

September 17th, 2026

(3) Presentation on statistics, evolution, and activities related to the Company’s Whistleblowing Channel.

Mr. Piero Formica, Director of the Company’s Internal Audit area, with the support of Mrs. Cintia Baksa, representative of the Forensic & Special Audit area, presented an overview of the statistics, evolution, and activities related to the Company’s Whistleblowing Channel, including metrics for the first half of 2026, the breakdown of reports by type, the status of the investigations conducted, as well as the initiatives implemented to strengthen governance, the culture of integrity, and the effectiveness of the Channel.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members and by the Secretary of the Board.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 17th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

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TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$515,000,000.00 (five hundred fifteen million reais) at R$0.2166801148 (zero point two, one, six, six, eight, zero, one, one, four, eight cents) of gross value per share, for payment to be made until January 22nd, 2027, without the application of any monetary restatement index, considering the date of September 22nd, 2026, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, September 17th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer